[GRAPHIC OMITTED]       MEDICAL NUTRITION USA, INC.
                        10 West Forest Avenue, Englewood, NJ 07631




                                        May 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

               Re:    Medical Nutrition USA, Inc. --
                      Post-effective Amendment No. 2 on Form S-1
                      Registration Statement (File No. 333-126295)

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the above-referenced amended Registration Statement be declared effective on May 15, 2006, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

         We hereby acknowledge that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      MEDICAL NUTRITION USA, INC.

                                      By: /s/ MYRA GANS
                                          --------------------------------------
                                          Myra Gans
                                          Executive Vice President and Secretary